August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (212) 754-2372

A. Lorne Weil
Chief Executive Officer
Scientific Games Corporation
750 Lexington Avenue
New York, New York 10022

> **Re:** **Scientific Games Corporation**
> **Definitive 14A**
> **Filed April 30, 2007**
> **File No. 000-13063**

Dear Mr. Weil:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 10

1. With respect to the stock awards reported in column (c), clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in Scientific Games' financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See the Instruction to Item 402(k)(2)(iii)and (iv) and the Instruction to Item 402(k) of Regulation S-K.

Oversight of Executive Compensation Program, page 11

2. The disclosure pertaining to the relationship between the Compensation Committee and Mercer Human Resource Consulting should be expanded to provide a materially complete description of this consultant's role with the company. Please provide a complete description of the nature and scope of Mercer's assignment and the material elements of the instructions or directions given to Mercer. See Item 407(e)(3)(iii) of Regulation S-K.

Components of Compensation Program, page 11

3. You currently describe how company performance affects compensation, but only as a general discussion with little analysis of the effect of individual performance. Since your disclosure suggests it is a factor considered by the compensation committee, expand your disclosure to provide additional qualitative, and if applicable, quantitative detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the factors and individual objectives the compensation committee considers in its assessment. State whether certain factors or goals are considered more determinative of compensation levels than others. See Item 402(b)(2)(vii) of Regulation S-K. Additionally, your Compensation Discussion and Analysis should include a discussion of the policies that you will apply on a going-forward basis. Please provide the disclosure required by Item 402(b) with respect to compensation policies, plans or arrangements for your 2007 fiscal year, to the extent known at the time the proxy statement is filed. Refer to Instruction 2 to Item 402(b).

4. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release 33-8732A. For example, we note the disclosure relating to the specifics of the awards made to Mr. Weil in 2006; however, your disclosure lacks a more detailed discussion of how and why the compensation of Mr. Weil differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis. In addition, we direct your attention to the substantial increases in executive base

salary for 2006 versus 2005 and the additional increase for 2007. Disclose the reasons for these increases. Clarify whether the increases equaled the amount of the allowances given up.

Annual Incentives, page 12

5. The target bonus amounts for the Chief Executive Officer and the Chief Operating Officer are determined based on attainment of financial performance targets set for the year subject to the Committee adjusting an award based on individual performance or other factors and the target bonus amounts for other participants include an individual performance component which comprises one-third of their target award opportunity. Please discuss in greater detail the Compensation Committee's exercise of its discretion to raise or lower such payout. Describe the specific factors considered, both quantitative and qualitative, and how such factors are weighted.

Long-Term Incentive Compensation, page 14

6. It appears that the February 2007 award was for 2006 performance. Please disclose the minimum financial performance criteria for this award.

Benchmarking, page 17

7. The Compensation Committee annually reviews competitive compensation data for companies in two peer groups, which includes marketplace data for base salary, annual incentives and long-term incentives for executive employees. Discuss how the benchmarking information is used. For example, did you benchmark total or individual elements of compensation to a specific percentile of the peer group? Additionally, we note that the Committee considered the compensation levels for executive employees in these groups in determining the equity award opportunities for your executives under the new guidelines adopted by the Committee in December 2006. Clarify whether the Compensation Committee considered the compensation levels for executive employees in these groups in determining other components of compensation in 2006.

Summary Compensation Table, page 19

8. With respect to the stock awards, clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in Scientific Games' financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See the Instruction to Item 402(c)(v) and (vi) of Regulation S-K.

Grants of Plan Based Awards, page 20

9. It is unclear why the incentive compensation program is not included as a non-equity incentive plan. If the threshold target and maximum awards were set in 2006, then it would appear that they should be included in the table.

Potential Payments upon Termination or Change of Control, page 24

10. Expand your disclosure of the severance agreements in the Compensation Discussion and Analysis to include a more thorough discussion of Item 402(b)(1) of Regulation S-K with respect to each of these elements of compensation. Discuss how each of these compensation components and your decisions regarding these elements fit into your overall compensation objectives and affect decisions regarding other elements.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pamela Howell
Special Counsel